EXHIBIT 16.1

ANTHONY KAM & ASSOCIATES LIMITED

October 16, 2017

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Ladies and Gentlemen:

We hereby resign from the office of auditor of ABV Consulting, Inc.

We have read Item 4.01 of the Form 8-K dated October 16, 2017 of ABV Consulting, Inc. and are in agreement with the statements contained in first sentence of the first paragraph with regards to the resignation of Anthony Kam & Associates Limited as well as the second and third paragraphs therein in their entirety. We have no basis to agree or disagree with the other statements of the Registrant contained therein.

/s/ Anthony Kam & Associates Limited
Anthony Kam & Associates Limited

Hong Kong